SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)


                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[ ] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               JUNO LIGHTING, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                        Lens Investment Management, LLC
                           Ram Trust Services, Inc.
                               Robert B. Holmes
                               John B. Goodrich
                                  Nell Minow
                               Robert A.G. Monks
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[x] No Fee Required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies: Common Stock, $.01 par value, of Juno Lighting, Inc.
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
        ------------------------------------------------------------------------


                                                              June 22, 1999

                                                              Preliminary Copy



                        PROXY STATEMENT OF THE LENS GROUP
                               IN CONNECTION WITH
                       THE SPECIAL MEETING OF STOCKHOLDERS
                             OF JUNO LIGHTING, INC.
                           TO BE HELD ON JUNE 29, 1999

                  This Proxy Statement is being furnished to stockholders of Juno Lighting, Inc. ("Juno" or the "Company") by the Lens Group (as defined below) in connection with its solicitation of proxies AGAINST approval of the Merger Agreement (as defined below) at the Special Meeting of Stockholders of the Company scheduled to be held on June 29, 1999 and at any adjournments thereof (the "Special Meeting"). The Lens Group consists of Lens Investment Management, LLC ("Lens"), Ram Trust Services, Inc. ("Ram"), Robert B. Holmes, John B. Goodrich, Nell Minow and Robert A.G. Monks (collectively, the "Lens Group"), who own, in the aggregate, approximately 7.2% of the Company's outstanding shares of common stock, par value $.01 per share ("Common Stock"). The Special Meeting is being called to consider, among other things, approval of an Agreement and Plan of Merger, dated as of March 26, 1999 (the "Merger Agreement"), by and among Juno, Fremont Investors I, LLC ("Fremont Investors") and Jupiter Acquisition Corp. ("Jupiter"), and the transactions contemplated by the Merger Agreement, including the merger of Jupiter with and into Juno (the "Merger"). The Company has stated in its proxy statement/prospectus dated May 28, 1999 in respect of the Special Meeting (the "Juno Proxy Statement"), that the Special Meeting will be held on June 29, 1999, at 10:00 a.m., central time, at Juno's headquarters at 1300 South Wolf Road, Des Plaines, Illinois 60017-5065. The Company has also stated in the Juno Proxy Statement that the record date for the Special Meeting was set for May 24, 1999 (the "Record Date"). Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Special Meeting.


                  FOR THE REASONS SET FORTH HEREIN, THE LENS GROUP URGES STOCKHOLDERS TO VOTE NO WITH RESPECT TO THE MERGER AGREEMENT. If you are a holder of record of the Company's Common Stock on the Record Date, please vote NO by completing the Company's proxy card as promptly as possible and returning it to the Company in the envelope provided by the Company. Please do not return any proxy card to the Lens Group as we will not be acting as your proxy. If you have already submitted a proxy card and wish to change your vote, you may do so by filing with the Secretary of the Company at its principal executive offices at 1300 South Wolf Road, P.O. Box 5065, Des Plaines, Illinois 60017-5065, an instrument revoking it or a duly executed proxy bearing a later date, or, by appearing in person and voting at the Special Meeting. If your shares of Common Stock are held in "street name" by a broker or bank, you should follow the directions provided by your broker or bank to vote your shares or change your vote.


                  This Proxy Statement is first being sent or given to one or more stockholders on or about June __, 1999. The Company reported in the Juno Proxy Statement that, as of the Record Date, the Company's outstanding voting securities consisted of 18,612,467 shares of Common Stock. Unless otherwise


C:\DATA\EDGAR\#559870 v8.rtf
indicated, references herein to the percentage of outstanding shares of Common Stock owned by any person were computed based upon such number of outstanding shares. Each share of Common Stock is entitled to one vote.

                           WHY YOU SHOULD JUST VOTE NO

                  The Lens Group believes that you should vote AGAINST approval of the Merger Agreement for the following reasons:

                  1. The Price is Too Low. Even if we assume that the value of the proposed merger consideration that would be received by Juno stockholders amounts to $25 per share of Common Stock (which, as described below, we don't believe), the Lens Group believes that this price is inadequate.

                  Juno Stock Is Worth More Than $25 Per Share. We believe that Juno is worth more as a stand-alone entity than the price offered by Fremont Investors. Juno's industry peers(1) traded, as of May 31, 1999, at an average P/E multiple(2) of 15.25x and an average EV/Adjusted EBITDA multiple(3) of 9.88x. Juno should trade at least as high as its peers owing to the following:

(1)      its superior operating margins (the highest of its peers);

(2) its superior returns on equity and assets (the highest of its peers, when adjusted to exclude the income, as well as asset and book values, of excess cash and equivalents); and


--------------------------------

(1) We have assumed that Juno's "peers" consist of the following five publicly traded companies in the lighting industry which, according to Juno's Proxy Statement for the Special Meeting, were used by Juno's financial advisor, William Blair & Company, L.L.C. ("Blair"), in its analysis: Advanced Lighting Technology, Inc., Genlyte Group, Inc., Holophane Corp., LSI Industries, Inc. and SLI Inc.

(2) P/E multiple is equal to the market price per share divided by the First Call Corporation mean earnings per share estimate for the current fiscal year. For purposes of computing the average P/E multiple, the P/E multiple of Advanced Lighting Technology Inc. (which was a negative 25.9x) and the P/E multiple for Genlyte Group Inc. (for which a First Call Corporation estimate was not available) were excluded.

(3) EV/Adjusted EBITDA multiple means Enterprise Value (market value of common plus minority interest capital plus total debt less cash and cash equivalents) divided by Adjusted EBITDA. We define "Adjusted EBITDA" to mean trailing 12 months earnings before interest, taxes, depreciation and amortization (EBITDA) as adjusted to exclude interest, dividend and other miscellaneous income and special and non-recurring charges. The Lens Group believes that EBITDA, as adjusted to reflect such exclusions, more accurately represents the recurring earnings and cash flows of a business and is commonly used in valuing companies. Our computations are based upon periodic reports filed by the applicable companies with the Securities and Exchange Commission and, in any case in which a company's quarterly depreciation and amortization data have not been reported, such data has been estimated from such company's data for its prior fiscal year. We excluded the EV/Adjusted EBITDA multiples for Advanced Lighting Technology Inc. (23.2x) and Genlyte Group Inc. (5.3x), the highest and lowest multiples in the group.

(3) its excellent growth prospects given both a superior market niche presence and a recently completed plant capacity addition.

Applying these multiples to our estimate of Juno's fiscal 1999 earnings(4) and actual trailing 12-month EBITDA, Juno's shares should trade at approximately $27.19 per share based upon the P/E multiple and $27.89 per share based upon the EV/EBITDA multiple, or an average of $27.54 per share based upon these two multiples.


                  By way of further comparison, on May 31, 1999, a group of 25 electrical product companies(5) with market capitalizations in excess of $100 million had an average P/E multiple of 16.2x and an average EV/Adjusted EBITDA multiple of 10.2x.

                  You should also be aware that, on June 21, 1999, Holophane Corp., a Juno peer, announced that it is being acquired by National Service Industries Inc. (an industrial peer) in an all cash transaction at multiples significantly exceeding those offered by Fremont Investors for the Company. By way of comparison, Holophane is being acquired at a trailing 12-month EV/EBITDA multiple of 11.1x and a P/E multiple of 19.3x. Applying these multiples to Juno results in values of $30.67 and $31.47, respectively, or an average of $31.07, representing a premium of 24% over the $25.00 price per share purportedly offered by Fremont Investors.

                  We note that, according to the Juno Proxy Statement (under the heading "Opinion of Financial Advisor-Analysis of Certain Publicly Traded Companies"), William Blair & Company, L.L.C.("Blair"), Juno's financial advisor, compared the trading multiples of Juno's five-company peer group to the trading multiples of Juno, indicating that these companies were selected "because they


-------------------------------------

(4) We estimate that Juno will have fiscal 1999 earnings per share of $1.78. We derived estimated net income based upon Juno's estimates of fiscal 1999 sales and EBITDA contained in Juno's Proxy Statement for the Special Meeting and taking into account the effects of the use of cash and borrowings by the following pro forma adjustments for fiscal 1999: additional interest expense of approximately $8.1 million; reduced interest and dividend income of approximately $5.0 million; and an income tax rate of approximately 40%. In preparing our estimate of fiscal 1999 net income, we also subtracted from the estimate of fiscal 1999 EBITDA contained in Juno's Proxy Statement for the Special Meeting (approximately $50.6 million), our estimates of (i) depreciation and amortization (we used $3.8 million as compared with actual depreciation and amortization of approximately $3.7 million for fiscal 1998), (ii) net interest and dividend income (we used approximately $5.1 million, representing four times the actual result for the first quarter of fiscal 1999) and (iii) income taxes (we estimated approximately $18.7 million based on our estimate of $51.9 million of fiscal 1999 pre-tax income taxable at a 36% rate, as compared with actual income taxes of $14.6 million in fiscal 1998).

(5) These companies are: Emerson Electric Co., Molex Inc., American Power Conversion, Raychem Corp., Thomas & Betts Corp., SLI Inc., Oak Industries Inc., Baldor Electric, Rayovac Corp., Superior Telecom Inc., Belden Inc., AFC Cable Systems Inc., Littlefuse Inc., Franklin Electric Co., C&D Technologies Inc., Magnetek Inc., Thomas Industries Inc., Genlyte Group Inc., Holophane Corp., Alpine Group Inc., Advanced Lighting Technology Inc., Woodhead Industries Inc., Kollmorgen Corp., and Powell Industries Inc. and LSI Industries, Inc.

are publicly traded companies whose operations and financial condition Blair deemed most comparable to Juno's." We believe it is disingenuous, at best, for Juno to suggest in its June 11, 1999 letter to shareholders (Juno's "June 11 Letter") that these are not the appropriate "peers" for our analysis.

                  We also note that, according to the Juno Proxy Statement (under the heading "Opinion of Financial Advisor-Discounted Cash Flow Analysis"), Blair's discounted cash flow analysis of the Company's value, based upon management's "base case" projections, showed values in the range of $26.87 to $40.29 per share. For purposes of its discounted cash flow analysis, Blair also developed "lower case" projections showing values in the range of $20.97 to $30.50 per share. Could it be that Blair developed these "lower case" projections because it could not otherwise justify the fairness of a transaction valued at $25 per share when its own discounted cash flow analysis would show much higher values under management's "base case"?

                  Based on the foregoing, we believe a price of $25 per share is too low and, as discussed below under "An Alternative to Enhance Stockholder Value," the Company can also take other and better steps now to increase stockholder value.


                  The Value of the Proposed Merger Consideration May Be Less Than $25 Per Share. Under the terms of the Merger Agreement, current Juno stockholders would elect to receive for each share of Juno common stock, either $25 in cash or one share of common stock of Juno as the surviving corporation in the Merger ("New Juno Common Stock"). However, if too many shareholders elect to receive $25 per share in cash for their Common Stock, because of certain proration requirements, Juno stockholders who elect to receive all cash would be paid in both cash and shares of New Juno Common Stock.(6)

                  According to Juno's Proxy Statement and Juno's June 11 letter, Blair values the New Juno Common Stock at $25 per share. However, neither the Company nor Blair has expressed any opinion as to the trading price of the New Juno Common Stock after the Merger. Blair also does not acknowledge that a "minority discount" may apply to the shares of New Juno Common Stock to be received by current stockholders because such shares cannot convey control of the Company to a new buyer. Moreover, were Fremont Investors to eventually sell its controlling interest in Juno to a third party, the holders of New Juno Common Stock have no assurance that they will be permitted to participate in such sale on the same terms.


-------------------------------

(6) If all current stockholders elect to receive cash for all of their shares, because of the proration provisions of the Merger Agreement, they would receive, in effect, only $21.775 per share in cash and a continuing equity interest or "stub" for the balance.

                  In addition, Juno admits in the Juno Proxy Statement that the reduced public float after the Merger may result in a significant decrease in the liquidity of shares of New Juno Common Stock and could cause the market price of such shares to be subject to significant fluctuations. Juno further conceded that it cannot assure stockholders that New Juno Common Stock will continue to be listed on NASDAQ, and that such delisting could make it more difficult to sell shares and obtain prices that reflect its value. Additionally, the Juno Proxy Statement makes clear that no dividends are expected to be paid on the New Juno Common Stock after the Merger, as opposed to dividends paid by the Company for the last two quarters at the rate of $.40 per share per annum. There is one stockholder, however, who will get dividends -- Fremont Investors, as the sole owner of the new series of convertible preferred stock to be issued in connection with the Merger. Finally, Juno admits that the substantial debt leverage of New Juno after the Merger will have a negative effect on net income.

                  Based on the foregoing, the Lens Group is of the opinion that the shares of New Juno Common Stock will not be valued in the market at $25 per share, and may be worth far less than that.


                  2. The Timing is Bad. There is no need to sell control of the Company now. Indeed, since the deal with Fremont Investors was struck, the market multiples and the stock prices of Juno's peers have improved materially. Based on the analysis above, the Lens Group believes that Juno should be trading at a price in excess of $25 per share and, as discussed below, other steps can be taken to increase stockholder value. If Juno's Board of Directors cannot obtain a better return for stockholders than the current deal with Fremont Investors, the sale of the Company should be postponed until market conditions are more favorable or until its profits, which have increased steadily, lead to higher share valuations (the Company estimates in its Proxy Statement for the Special Meeting that EBITDA will grow by approximately 18.0% per annum over the next five years).

                  What justifies a sale at this time? In Juno's June 11 Letter, Juno suggests that the timing cannot be bad because the stock market is near its all-time high, the economy is strong and interest rates are low. We suggest that, if the Fremont Investors deal or any other transaction does not provide shareholders with Juno's current or potential value, the timing of the transaction is, by definition, bad. We are dealing with one company, your Company, and not market indices, interest rates or the economy in general.


                  3. The Selling Process was Inadequate. Once the decision is made to sell a company, the Lens Group believes that the best way to achieve optimal stockholder value is an open, public auction. This means that all viable strategic and financial buyers would be contacted. The Company's secret, selective process may have deprived stockholders of the best possible deal. We know of at least one potential strategic buyer, which Juno itself includes in its peer group, that was never contacted by Juno to make a bid. In a public auction context, we would not have the problem of potential buyers being "left off the list."

                  In its June 11 Letter, Juno discusses its auction process but does not challenge our statement that at least one member of its peer group was not contacted to make a bid.

                  4. If the Deal Goes Through, Public Stockholders Will Have No Meaningful Say in the New Company. If the Merger Agreement is approved, current stockholders who receive New Juno Common Stock will have no meaningful say in matters put to a stockholder vote because Fremont Investors will own approximately 60.5% of the fully-diluted voting power of Juno's equity securities. Fremont Investors will control the Board.

                  We note that Juno does not challenge this analysis and admits that Fremont Investor's control over the Company is a "risk factor."

                  5. A New Stock Incentive Plan Should Not Be a Condition to the Merger. A condition to the Fremont Investors' deal is that Juno stockholders approve the 1999 Stock Award and Incentive Plan, which would allow up to 940,000 additional shares of common stock to be issued by Juno to management pursuant to option grants. If options for all those shares are issued, they would represent approximately 28% of the New Juno Common Stock after the deal (assuming 2.4 million shares remain outstanding) and over 12% of the New Juno Common Stock on a fully-diluted basis. The Lens Group believes that making approval of the option plan a condition to the deal serves the interests of management at the expense of the stockholders. The Lens Group has no problem in seeking to incentivize management through equity ownership; however, it does not see why adopting a highly dilutive new option plan should be a condition to the Merger.

                  In Juno's June 11 Letter, it claims that Fremont Investors insisted on this plan, that such a plan is customarily adopted in recapitalization transactions and that non-employee directors approved the plan. The Company disputes that conditioning the Merger on approval of the plan serves the interests of management at the expense of the shareholders. Are we to believe that Fremont Investors would not agree to the transaction unless it had a plan in place that would allow for substantial dilution of the shareholders' interests? While anything is possible, we continue to have our doubts.

                   AN ALTERNATIVE TO ENHANCE STOCKHOLDER VALUE

                  We believe Juno can substantially enhance stockholder value by instituting a meaningful share repurchase program, using a combination of modest borrowings against the real estate and cash flow of the operating business plus excess cash to fund substantial repurchases. For example, we believe Juno should be able to borrow $100 million at an assumed interest rate of 8.0% per annum and combine this borrowing with approximately $110 million of excess cash and cash equivalents that we estimate it will have on its balance sheet by the end of its fiscal year,(7) and use this $210 million to fund repurchases. If, for example, Juno could use such funds to acquire 8.4 million shares (approximately 45% of the outstanding shares) at an average price of $25 per share, the pro forma earnings per share estimate for fiscal 1999 would rise to $2.28. Applying the P/E multiple of 15.25x and the EV/EBITDA multiple of 9.88x after such repurchases, the shares that remain outstanding would be valued at $34.83 per share and $30.26 per share, respectively, or an average of $32.54 per share, based on these two multiples. There can, of course, be no assurance as to what price Juno's shares would trade in the stock market if such a share repurchase program were implemented.


                  If, subsequent to such share repurchase, the market values described above are achieved and Juno can then receive a significant premium over such values through a sale or merger of its business, then it might well be time to sell or merge. If not, the Company should seek to maximize its profitability and pursue internal growth or growth through acquisition.

                  Juno would have you believe that a share repurchase program would not enhance Juno's ultimate value, saying in its June 11 Letter that the buyback would not affect EBITDA. First, as we describe, the buyback would result in increased earnings per share on the remaining outstanding shares (and we never said EBITDA is the only basis for valuation). Second, and most simply put, if the shares of Common Stock are worth more than $25 per share as we believe, buying some in at $25 per share represents a bargain to the continuing shareholders because the buyback will increase the value of the remaining outstanding shares.

                  Juno also says in its June 11 Letter that our logic is flawed
- why would shareholders sell at $25 per share if the shares are worth more? We believe that, if the Merger Agreement is terminated and shares of Common Stock do not trade in the market at above $25 per share in the near term, shareholders who do not believe that Juno will attain a higher market valuation may find such price to be acceptable (Juno certainly thinks that price is fair or it should not have signed the Fremont deal). Those shareholders who, like Lens, believe that the current or potential value of the Company is greater, will not sell. If the repurchase program is unsuccessful because the stock market recognizes a value for Juno that is greater than $25 per share, all shareholders will have the benefit of a market price higher than the price offered in the Fremont deal.

                  As to Juno's argument that the buyback may discourage some buyers because it would prevent "pooling-of-interest" accounting treatment for some time, we don't disagree. However, not all buyers rely on "pooling"

-----------------------------

(7) The Company had approximately $103.7 million of cash and marketable securities on its balance sheet as of February 28, 1999, as reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended on such date. Based upon Juno's estimate of 1999 EBITDA contained in Juno's Proxy Statement for the Special Meeting, we anticipate that such amount will increase to approximately $117 million by November 30, 1999.

treatment if an acquisition makes good business sense and, as indicated above, there is no compelling reason that we can see for selling the Company at this time.

                         WHAT CAN JUNO STOCKHOLDERS DO?

                                    VOTE NO!

                  If we vote NO on the proposed Merger Agreement, Juno management will have to abandon the deal and let current stockholders continue to control the destiny of the Company. If stockholders vote down the approval of the Merger Agreement, Juno will be forced to hold an annual meeting, at which the Lens Group has proposed (i) electing two nominees to the Company's Board of Directors, Robert A.G. Monks and Nell Minow, and (ii) the adoption of an amendment to the Company's by-laws which, effective one year after such approval, would prohibit more than one "inside director" from serving on the Company's Board at any given time. If elected, the Lens Group nominees will urge the adoption of a plan to return excess cash to stockholders through the share repurchase program described above.

                  In addition, if and when market conditions are favorable, the Lens Group nominees would attempt to cause Juno to publicly and professionally auction the Company. The Lens Group believes that, independent of the effects of any share repurchase program, a future auction would be likely to yield better results than the Fremont Investors transaction because (1) the auction would be conducted in public, (2) the sale would not take place until the market valued the Company at a price reflective of its true value, and (3) the presence of bona fide independent directors on the Board would help ensure that all potential strategic buyers will be fully pursued. As indicated above, if market conditions for such an auction are not favorable, the Lens Group nominees would attempt to cause Juno to focus on expansion through internal growth or acquisition. If members of current management are not up to the task, the Lens Group's nominees would urge the Board to find suitable replacements.

                  Accordingly, the Lens Group recommends that Juno stockholders vote against the Merger Agreement. Additionally, the Lens Group recommends that Juno stockholders vote against the other proposals set forth in the Juno Proxy Statement, which proposals include (1) the approval of the purchase by Fremont Investors or its assigns of $106 million of a new series of convertible preferred stock of Juno, (2) the adoption of an amended and restated certificate of incorporation of Juno and (3) the adoption of the Juno Lighting, Inc. 1999 Stock Award and Incentive Plan.

                  Juno belongs to the stockholders, not to management or the Board of Directors. We believe the Fremont Investors deal does not reflect Juno's current or potential value and that Juno has better alternatives. We at the Lens Group plan to vote against the Merger Agreement at the Special Meeting and we urge you to do the same. The time has come to just vote NO.

                                  VOTE REQUIRED


         The following vote is required to approve the proposals to be considered and voted upon at the Special Meeting:

                  Approval of (a) the Merger Agreement and the transactions contemplated thereby, including the Merger and the purchase of convertible preferred stock by Fremont Investors, and (b) the amended and restated certificate of incorporation of Juno require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock as of the Record Date.

                  Approval of the adoption of the Juno Lighting, Inc. 1999 Stock Award and Incentive Plan requires the affirmative vote of a majority of the shares of Common Stock present, in person or by proxy, and entitled to vote at the Special Meeting.

         The Company intends to count shares of Common Stock present in person at the Special Meeting but not voting, and shares of Common Stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Brokers who hold shares of Common Stock in "street" name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the matters to be considered and voted at the Special Meeting without specific instructions from such customers. Shares of Common Stock represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are broker non-votes.

         Broker non-votes and abstentions will have the following effect on the approval of the proposals to be considered and voted upon at the Special
Meeting:

                  Because approval of the Merger Agreement and the transactions contemplated thereby and the amended and restated certificate of incorporation of Juno require the affirmative vote of a majority of outstanding shares of Common Stock, abstentions and broker non-votes will have the same effect as votes against such proposals.

                  With respect to the approval of the Juno Lighting, Inc. 1999 Stock Award and Incentive Plan, (a) abstentions have the same effect as votes against such proposal and (b) broker non-votes will not be considered entitled to vote as to such proposal, will not be counted as a vote for or against such proposal, and, accordingly, will have no effect on the outcome of such proposal.

                  BACKGROUND OF THE LENS GROUP'S OPPOSITION TO
                          MANAGEMENT'S MERGER PROPOSAL

                  The Lens Group has been urging Juno for substantially more than a year to (i) add independent directors to its Board of Directors and (ii) develop a strategy to utilize its excess cash and marketable securities. Because Juno was not responsive to its requests, prior to Juno's 1998 Annual Meeting of Stockholders (the "1998 Annual Meeting"), a member of the Lens Group notified Juno that it was nominating Mr. Monks for election to the Board at the 1998 Annual Meeting and was proposing the adoption of an amendment to the Company's by-laws at such meeting which would require a majority of the Board to consist of independent directors. Representatives of the Lens Group then engaged in discussions with members of the Board and withdrew such nomination and proposal based upon an understanding that (i) two new independent directors, who would be selected with the aid of a search firm, would be added to the Board and (ii) the Board would create a capital allocation committee of the Board consisting of a majority of independent directors to review the Company's capital structure and use of cash and marketable securities, and to make recommendations with respect thereto with a view toward maximizing stockholder value. The Company's commitment to take such action is referenced in its proxy statement for the 1998 Annual Meeting.

                  Following the 1998 Annual Meeting, the Lens Group made numerous requests for status updates and ultimately made a demand for access to the books and records of the Company. Nevertheless, Juno did not appoint additional independent directors to the Board or, to the knowledge of the Lens Group, create a capital allocation committee.

                  Because of the Company's failure to take such promised actions, the Lens Group determined in February 1999 to solicit proxies in connection with Juno's 1999 Annual Meeting of Stockholders (the "1999 Annual Meeting") for (i) the election of Robert A.G. Monks and Nell Minow as directors of the Company and (ii) the approval by stockholders of an amendment to the Company's by-laws which, effective one year after such approval, would prohibit more than one "inside director" from serving on the Company's Board of Directors at any given time (collectively, the "Lens Group Proposals").


                  Approximately two months after the Lens Group filed its preliminary proxy materials with the SEC regarding the Lens Group Proposals for the 1999 Annual Meeting, Juno announced that it had entered into the Merger Agreement. Juno is calling the Special Meeting to consider the Merger Agreement on June 29, 1999 and has not yet announced any date for the 1999 Annual Meeting.


                  If the Merger Agreement is adopted, Juno will be majority-owned by Fremont Investors and, accordingly, Juno's other stockholders will not have a meaningful vote with respect to the Lens Group Proposals or any other matters that may be brought before stockholders at the 1999 Annual Meeting or otherwise.

                     CERTAIN INTERESTS IN THE PROPOSALS AND
                    WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the knowledge of the Lens Group, no member of the Lens Group nor any of such members' associates, or controlling persons thereof, has any direct or indirect economic or other interests in the proposals which differ in any way from the other stockholders of the Company.

                  As part of their client relationships, Lens and Ram have the power to direct the voting and the disposition of shares of Common Stock owned by their respective clients in the accounts they manage or held by affiliated limited partnerships pursuant to written investment management agreements with such clients and limited partnerships. Under such agreements, Lens' compensation for its services thereunder may include a share in the appreciation earned by such investments and, accordingly, Lens' compensation for its services thereunder may vary with the value of the assets (including any Common Stock) under its management. None of such agreements, however, requires that such accounts be invested in securities of the Company or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Company. Mr. Holmes has entered into an investment management agreement with Ram in his capacity as a client of Ram, has an ownership interest in Lens and participates in its management. Mr. Goodrich has entered into an investment management agreement with Ram in his capacity as a client of Ram and is an employee of Ram. Ms. Minow has entered into an investment management agreement with Ram, has an ownership interest in Lens and participates in Lens' management. Mr. Monks has entered into an investment management agreement with Ram, has an ownership interest in Lens and participates in the management of each of Lens and Ram. To the knowledge of the Lens Group, except as set forth herein, within the past year, there have been no contracts, arrangements or understandings between or among any of the members of the Lens Group or their respective associates or controlling persons or between any members of the Lens Group and any other person with respect to any securities of the Company, including but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss, or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

                             PRINCIPAL STOCKHOLDERS

                  The following table sets forth, as of March 15, 1999, based solely, except as described in the next sentence, on information contained in the Juno Proxy Statement, the number and percentage of outstanding shares of Common Stock beneficially owned by each person known to the Lens Group as of such date to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. The information with respect to the Lens Group has been provided by the members thereof as of June 16, 1999.

                                                              Shares                    Percentage
                                                           Beneficially                 of Shares
Name and Address                                              Owned                     Outstanding
----------------                                              -----                     -----------
Harris Associates L.P.                                     1,742,700(1)                     9.37%
Two North LaSalle Street
Suite 500
Chicago, Illinois  60602-3790

National Rural Electric Cooperative Association            1,340,000(2)                     7.21%

Lens Investment Management, LLC                            1,346,263(3)                     7.23%
Ram Trust Services, Inc.
Robert B. Holmes
John B. Goodrich
Nell Minow
Robert A.G. Monks
(collectively, the "Lens Group")
Royce & Associate, Inc.,

Royce Management Company                                     975,800(4)                     5.25%
and Charles M. Royce
1414 Avenue of the Americas
New York, New York 10019

Bank One Corporation                                         945,800(5)                     5.09%
One First National Plaza
Chicago, Illinois 60670


---------------------------------------------------

1. Harris Associates L.P. ("Harris") beneficially owns 1,742,700 shares of Common Stock, has shared power to vote or direct the votes of such shares, has sole power to dispose or direct the disposition of 581,400 shares of Common Stock and has shared power to dispose or direct the disposition of 1,161,300 shares of Common Stock of which 1,085,000 shares are owned by the Oakmark Fund, an investment trust whereby Harris serves as investment advisor.

2. National Rural Electric Cooperative Association beneficially owns 1,340,000 shares of Common Stock, has sole power to vote or direct the vote and dispose or direct the disposition of such shares.

3. Lens beneficially owns 917,537 shares of Common Stock, Ram beneficially owns 420,276 shares of Common Stock, Mr. Holmes beneficially owns 5,300 shares of Common Stock and Mr. Goodrich beneficially owns 3,150 shares of Common Stock. By virtue of the joint management of Lens and Ram, each may also be deemed to be the beneficial owner of the shares of Common Stock owned by the other. Additionally, each member of the Lens Group, including the Lens Group Nominees, may be deemed to beneficially own the shares of Common Stock beneficially owned by Lens and Ram. Each member of the Lens Group disclaims such beneficial ownership.

4. Royce & Associates, Inc. ("Royce") beneficially owns 949,100 shares of Common Stock, has sole power to vote or direct the vote and dispose or to direct the disposition of such shares. Royce Management Company ("RMC") beneficially owns 26,700 shares of Common Stock, has sole power to vote or direct the vote and dispose or to direct the disposition of such shares. Mr. Royce may be deemed to be a controlling person of Royce and RMC, and, as such, may be deemed to beneficially own the shares of Common Stock beneficially owned by Royce and RMC. Mr. Royce disclaims beneficial ownership of such shares.

5. Bank One Corporation ("Bank One") beneficially owns 945,800 shares of Common Stock and has sole power to vote or direct the vote of 882,250 of such shares. Bank One has sole power to dispose or to direct the disposition of 922,300 shares of Common Stock and shared power to dispose or to direct the disposition of 18,000 shares of Common Stock.

Directors' and Executive Officers' Stock Ownership

                  The following table sets forth, as of March 15, 1999, based solely on information contained in the Juno Preliminary Proxy Statement, the number and percentage of outstanding shares of Common Stock beneficially owned by each director, each of the executive officers and all executive officers and directors as a group. The persons named hold sole voting and investment power with respect to the shares of Common Stock listed below, except as otherwise indicated.

                                                 Shares of Common Stock             Percentage of
                                                      Beneficially             Shares of Common Stock
Name                                                      Owned                      Outstanding
----                                                      -----                      -----------
Robert S. Fremont(1)                                    619,856                         3.33%
Glenn R. Bordfeld(4,5)                                   10,400                            *
Thomas W. Tomsovic(1,2)                                  16,000                            *
Julius Lewis(3)                                           4,000                            *
Allan Coleman(3)                                          2,000                            *
George M. Ball(3)                                         2,500                            *
George J. Bilek(4,6)                                     26,350                            *
Charles F. Huber(4,7)                                    20,800                            *
All Directors and Executive Officers as a
group(8)                                                703,006                         3.78%


---------------------------------------------

1.   Executive Officer and Director.

2. Represents 12,000 shares of Common Stock which Mr. Tomsovic has the right to acquire within 60 days of February 16, 1998.

3.   Director.

4.   Executive Officer.

5. Includes 4,000 shares of Common Stock which Mr. Bordfeld has the right to acquire within 60 days of March 15, 1999.

6. Includes 16,000 shares of Common Stock which Mr. Bilek has the right to acquire within 60 days of March 15, 1999.

7. Includes 16,000 shares of Common Stock which Mr. Huber has the right to acquire within 60 days of March 15, 1999.


o    Less than 1%.

                          PROXY SOLICITATION; EXPENSES

                  Proxies may be solicited by the Lens Group and partners and employees of the Lens Group by mail, telephone, telecopier, the Internet and personal solicitation. Regular employees of the Lens Group and its affiliates may be used to solicit proxies and, if used, will not receive additional compensation for such efforts. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material of the Lens Group to their customers for whom they hold shares of Common Stock, and the Lens Group will reimburse them for their reasonable out-of-pocket expenses.


                  The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the cost of soliciting proxies for the proposals endorsed by the Lens Group, will be borne by the Lens Group. The Lens Group estimates such expenses to be $50,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of the Lens Group and its affiliates). The total expenditures incurred to date have been approximately $25,000, to be paid by the Lens Group. The Lens Group does not intend to seek reimbursement from Juno for the Lens Group's expenses.


                              STOCKHOLDER PROPOSALS

                  Any proposals of Juno stockholders intended to be presented at Juno's next annual meeting of stockholders should be addressed to the Company's Vice President, Finance, 1300 South Wolf Road, P.O. Box 5065, Des Plaines, Illinois 60017-5065, and must be received by the Corporate Secretary of Juno a reasonable time before Juno begins to print and mail its proxy materials for such annual meeting.


Dated:    June      , 1999

                                   Sincerely,

                                   Your Fellow Stockholder

                                   LENS INVESTMENT MANAGEMENT, LLC

                                   By:
                                      -------------------------------------
                                      Name: Nell Minow
                                      Title: Member